EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103

1.	Name and address of the eligible institutional investor:

Fidelity Management & Research Company (“FMR Co.”)
82 Devonshire Street
Boston, MA, 02109

Fidelity International Limited (“FIL”)
42 Crow Lane, Pembroke, Bermuda

FMR Co., and FIL and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as “Fidelity.”

2.	Name of the reporting issuer:

Starfield Resources Inc.

3.	Period for which the report is filed:

Period ended January, 2006.

4.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:

Since Fidelity’s last report filed on March 18, 2005, Fidelity’s holdings have increased by 5,478,359 shares. This represents a net increase of 2.60% of the shares held by Fidelity.

5.

Designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

Fidelity now holds 19,786,343 Common Shares and Warrants representing approximately 14.34% of the outstanding shares of that class.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii)

the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

19,786,343 Common Shares and Warrants representing approximately 14.34% of the outstanding shares of that class.

7.

Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Common Shares and Warrants of Starfield Resources Inc were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Starfield Resources Inc. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares and Warrants, dispose of some or all of the Common Shares and Warrants they hold or continue to hold Common Shares and Warrants.

8.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A.

9.	Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

N/A.

10.	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:

N/A.

11.	Eligibility to file reports under the alternative monthly reporting system:

Fidelity is eligible to file this report either under the alternative monthly reporting system of National Instrument 62-103, or pursuant to MRRS Decision Document dated April 4th , 2005 granted to FIL and certain of its affiliates.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED February 10, 2006

By: /s/“Eric D. Roiter”

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel – FMR Co.
Duly authorized under Powers of Attorney
Dated December 30, 1997, by and on behalf
of FMR Co., FIL, and their direct and indirect subsidiaries